GLOBECHAT, INC.

Unaudited Financial Statements For The Year Ended March 31, 2017

March 18, 2018



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
GlobeChat, Inc.
San Juan Capistrano, CA

I have reviewed the accompanying balance sheet of GlobeChat, Inc. as of March 31, 2017 , and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
March 8, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GLOBECHAT, INC.
BALANCE SHEET
MARCH 31, 2017
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ASSETS

CURRENT ASSETS		
Cash	$	723
TOTAL CURRENT ASSETS		723
TOTAL ASSETS	$	723

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	24,598
TOTAL CURRENT LIABILITIES	24,598
TOTAL LIABILITIES	24,598
SHAREHOLDERS' EQUITY	
Series A Stock (20,000,000 shares authorized, 10,000,000 shares issued and outstanding, no par value)	655,749
Series B Stock (20,000,000 shares authorized, 10,058,800 shares issued and outstanding, no par value)	220,750
Additional Paid in Capital	19,004
Retained Earnings (Deficit)	(919,378)
TOTAL SHAREHOLDERS' EQUITY	(23,875)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 723

GLOBECHAT, INC.
INCOME STATEMENT
FOR THE YEAR ENDED MARCH 31, 2017
_____

Operating Expense

General and Administrative	15,969
Computer and Internet	15,314
Professional Services	5,990
Travel	4,541
Telephone	608
Advertising	512
	42,934

Net Income from Operations	(42,934)
Net Income	$ (42,934)

GLOBECHAT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2017

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(42,934)
Change in Payables		24,598
Net Cash Flows From Operating Activities		(18,336)
Cash Flows From Financing Activities		
Change in Additional Paid in Capital		19,004
Net Cash Flows From Financing Activities		19,004
Cash at Beginning of Period		55
Net Increase (Decrease) In Cash		668
Cash at End of Period	$	723

GLOBECHAT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2017
_____

Starting Equity	$	876,499
Change in Additional Paid in Capital		19,004
Net Income		(42,934)
Ending Equity	$	852,569

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

GlobeChat, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware and the State of California. The Company is a mobile application software developer whose flagship product is an app that enables people anywhere in the world to connect to others using their mobile devices.

The Company will conduct an equity crowdfund offering in 2017 and 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject tax filing requirements in the federal jurisdiction of the United States. The Company incurred net operating losses during tax years 2015 and 2016. Net operating losses may be applied against income in future years to reduce taxes due. Due to management's uncertainty as to the timing and valuation of the benefits associated with net operating loss carryforwards, no allowance has been recognized in the financial statements to account for them. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service for three years from the original due date, or the date filed, whichever is later.

The Company is subject to Income Tax in the State of California. The Company's 2015 California Income Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2020. The Company's 2016 Franchise Tax filing for the State of California will be subject to inspection until 2021. The Company's 2017 Franchise Tax filing for the State of California will be subject to inspection until 2022.

The Company is subject to Annual Report and Franchise Tax requirements in the State of Delaware. The Company's 2015 Delaware Franchise Tax filing will be subject to inspection by that State until expiration of the statutory period of limitations at the end of report year 2019. The Company's 2016 Franchise Tax filing for the State of Delaware will be subject to inspection until 2020. The Company's 2017 Franchise Tax filing for the State of Delaware will be subject to inspection until 2021.

Equity

The Company has two classes of stock outstanding- Series A and Series B. Series A shares are held exclusively by the founder of the Company. Series B shares are made available to outsiders either pursuant to purchase agreements, or as compensation for services rendered to the Company. Series B shares do not include voting rights.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before March 8, 2018, the date that the financial statements were available to be issued.